

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 29, 2007

Via U.S. Mail and Facsimile to Adrian Daniels
Mr. Yossi Ben Shalom
Chairman of the Board of Directors
Pointer Telocation Limited
1 Korazin Street
Givatayim 53583, Israel

      RE: **Pointer Telocation Limited**
                Form 20-F/A for Fiscal Year Ended December 31, 2006
                Filed July 31, 2007
                File No. 0-51778

Dear Mr. Ben Shalom:

      The Division of Corporation Finance has completed its review of your Form 20-F/A and does not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director